SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Month Ended	Commission File Number
November, 2005	333-06552

TEMBEC INC.
(Exact name of the registrant as specified in its charter)

MONTREAL, CANADA
(Jurisdiction of Incorporation or Organization)

800, Rene-Levesque Boulevard West, Suite 1050
Montreal, Quebec H3B 1X9
(Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F- or Form 40-F.

        FORM 20-F ______                                    Form 40-F      X

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes _______                                                 No       X

        If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):     N/A

EXHIBIT LIST

Exhibit                 Description

99.1                    Consolidated Financial Statements
99.2                    Management's Discussion and Analysis
99.3                    CEO Certification
99.4                    CFO Certification

TEMBEC INC.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

November  23, 2005

TEMBEC INC.

/s/ Antonio Fratianni
ANTONIO FRATIANNI
General Counsel and Secretary